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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13d-2

                               (AMENDMENT NO. 14)

                         CarrAmerica Realty Corporation
                    (formerly named Carr Realty Corporation)

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                                (Name of Issuer)


                          Common Stock, $.01 par value

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                         (Title of Class of Securities)


                                   144418 10 0

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                                 (CUSIP Number)

                                Laura L. Hamilton
                          Security Capital U.S. Realty
                              25b, Boulevard Royal
                                L-2449 Luxembourg
                                 (352) 46 37 562
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 26, 2000

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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  [ ]

                         (Continued on following pages)
                              (Page 1 of 10 Pages)
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


                                 SCHEDULE 13D/A
---------------------------------               -------------------------------

     CUSIP No. 144418 10 0                               Page 2 of 10
---------------------------------               -------------------------------



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1.      NAMES OF REPORTING PERSONS
        Security Capital U.S. Realty
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)       [ ]

                                                              (b)       [ ]
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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS

        [BK, OO]
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [ ]
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6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Luxembourg

---------------- ---- ----------------------------------------------------------
   Number of          7.  SOLE VOTING POWER

    Shares                28,603,417
                 ---- ----------------------------------------------------------
 Beneficially         8.  SHARED VOTING POWER

   Owned By               -0-
                 ---- ----------------------------------------------------------
     Each             9.  SOLE DISPOSITIVE POWER

   Reporting              28,603,417
                 ---- ----------------------------------------------------------
  Person With         10.  SHARED DISPOSITIVE POWER
----------------
                          -0-

---------------- ---- -------------------------------------- -------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        28,603,417

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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

                                                                        [ ]
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        43.1%

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14.     TYPE OF REPORTING PERSON REPORTING
        CO

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                                 SCHEDULE 13D/A
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     CUSIP No. 144418 10 0                               Page 3 of 10
---------------------------------               -------------------------------

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1.      NAMES OF REPORTING PERSONS
        Security Capital Holdings S.A.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)       [ ]

                                                              (b)       [ ]
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3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        [BK, OO]
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Luxembourg

---------------- ---- ----------------------------------------------------------
   Number of          7.  SOLE VOTING POWER

    Shares                28,603,417
                 ---- ----------------------------------------------------------
 Beneficially         8.  SHARED VOTING POWER

   Owned By               -0-
                 ---- ----------------------------------------------------------
     Each             9.  SOLE DISPOSITIVE POWER

   Reporting              28,603,417
                 ---- ----------------------------------------------------------
  Person With         10.  SHARED DISPOSITIVE POWER
----------------
                          -0-

---------------- ---- ----------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        28,603,417

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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

                                                                        [ ]
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        43.1%

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14.     TYPE OF REPORTING PERSON
        CO

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


     This Amendment No. 14 is filed by Security Capital U.S. Realty ("SC-U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of SC-U.S. Realty, and amends the Schedule 13D originally filed on November 14, 1995 (as previously amended, the "Schedule 13D"). This Amendment No. 14 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of CarrAmerica Realty Corporation, a Maryland corporation formerly named Carr Realty Corporation ("Carr"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

     Security Capital Group Incorporated, a Maryland corporation ("Security Capital Group"), beneficially owns approximately 40.6% of the outstanding capital stock of SC-U.S. Realty. On September 26, 2000, SC-U.S. Realty entered into a Transaction Agreement (the "Transaction Agreement") with Security Capital Group and SC Realty Incorporated, a Nevada corporation and an indirect wholly owned subsidiary of Security Capital Group ("SC-Realty"). The Transaction Agreement provides, among things, for the sale by SC-U.S. Realty of all the issued and outstanding shares of capital stock of Holdings owned by SC-U.S. Realty to SC-Realty, all upon the terms and subject to the conditions set forth in the Transaction Agreement (the "Sale Transaction"). Upon consummation of the Sale Transaction, Security Capital Group and SC-Realty would, through their ownership of capital stock of Holdings, beneficially own all of the shares of Common Stock owned by Holdings, and SC-U.S. Realty would cease to beneficially own any shares of Common Stock.

     The consummation of the transactions contemplated by the Transaction Agreement, including the Sale Transaction, is conditioned upon receipt of required approvals by the stockholders of each of Security Capital Group and SC-U.S. Realty, clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, receipt by Security Capital Group of transaction financing (for which Security Capital Group has received a commitment from two banks), SC-U.S. Realty stockholders having elected to receive no more than an aggregate of $200 million cash in lieu of shares of Security Capital Group they would otherwise receive in a distribution contemplated by the Transaction Agreement, and other customary conditions.

     A copy of the Transaction Agreement is filed as Exhibit 14.1 to this
Schedule 13D and is hereby incorporated herein by reference, and the foregoing description is qualified in its entirety by reference thereto.

     Separately, on July 28, 2000, Security Capital Group entered into a letter agreement (the "Security Capital Group Letter Agreement") with Carr and Carr Realty, L.P., providing that in the event Security Capital Group or any affiliate of Security Capital Group (excluding SC-U.S. Realty and Holdings and any person already included within the definition of "Investor" in the Stockholders Agreement filed as Exhibit 2.2 to this Schedule 13D (the "Stockholders



                                  4 of 10 Pages
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Agreement")) should directly or indirectly purchase or otherwise acquire all or a portion of, or any interest in, Common Stock owned by Holdings:

     o such an acquisition will not constitute a prohibited transfer under the provisions of the Stockholders Agreement restricting direct and indirect transfers of Common Stock;

     o Security Capital Group and such affiliates will be bound by, and be entitled to rights and benefits under, the terms of the Stockholders Agreement (and any other agreements between Carr or its affiliates, on the one hand, and SC-U.S. Realty or Holdings, on the other hand) to the same extent as an Investor (as defined in the Stockholders Agreement), and Security Capital Group and such affiliates will thereafter be treated under the Stockholders Agreement and any such other agreements as an Investor for all purposes;

     o certain restrictions on Carr in the Stockholders Agreement relating to passive foreign investments will no longer apply;

     o Carr has granted Security Capital Group an Exempted Holder exception to the Ownership Limit (each as defined in Carr's certificate of incorporation) so that Security Capital Group will have the same exemption from the Ownership Limit as SC-U.S. Realty and Holdings had by virtue of the Special Shareholder Limit (as defined in Carr's certificate of incorporation); and

     o the restrictions on certain actions by Investor under the Stockholders Agreement, including among others restrictions on purchasing additional shares of Common Stock, will be extended to April 30, 2003.

     In addition, Security Capital Group agreed in the Security Capital Group Letter Agreement, following any such acquisition, (1) to permit Carr to submit to Carr stockholders for approval certain amendments to the articles of incorporation of Carr reflecting matters covered by the Security Capital Letter Agreement (and Security Capital Group agreed to vote any shares of Common Stock beneficially owned by it in favor of such proposal) and (2) to certain waivers of past and potential future breaches by Carr of restrictions contained in the Stockholders Agreement.

     A copy of the Security Capital Group Letter Agreement is filed as Exhibit
14.2 to this Schedule 13D and is hereby incorporated herein by reference, and the foregoing description is qualified in its entirety by reference thereto.

     ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

     The information provided under Item 4 of this Amendment No. 14 to the
Schedule 13D is hereby incorporated herein.


                                  5 of 10 Pages

ITEM 7.  Material to be Filed as Exhibits

     Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

     The following Exhibits are filed as part of this Schedule 13D:

Exhibit 1 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Security Capital U.S. Realty and of Security Capital Holdings S.A.

Exhibit 2 Stock Purchase Agreement, dated as of November 5, 1995, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty (incorporated by reference to
              Exhibit 5.1 of Carr Realty Corporation's Current Report on
              Form 8-K dated November 6, 1995).

Exhibit 2.1 Amendment No. 1 to the Stock Purchase Agreement, dated as of April 29, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 2.2 Stockholders Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Carr Realty, L.P., Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 2.3 Registration Rights Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 3 Subscription Agreement, dated as of July 17, 1996, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 4 Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security Capital Holdings S.A., Commerzbank Aktiengesellschaft, as arranger and collateral agent, Commerzbank International S.A., as administrative agent and the financial institutions listed in Schedule 1 thereto (incorporated by reference to Exhibit 4 of the Schedule 13D, dated June 21, 1996, filed jointly by Security Capital U.S. Realty and Security Capital Holdings S.A. with respect to the common stock of Regency Realty Corporation).

Exhibit 5 Subscription Agreement, dated as of November 21, 1996, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.


                                  6 of 10 Pages

Exhibit 6 Subscription Agreement, dated as of December 19, 1996, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 7 Subscription Agreement, dated as of January 31, 1997, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 8 Subscription Agreement, dated as of April 14, 1997, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 9 Subscription Agreement, dated as of December 18, 1997, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 10 Subscription Agreement, dated as of April 2, 1998, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 11 Subscription Agreement, dated as of April 23, 1998, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 12 Letter Agreement, dated July 28, 2000, among CarrAmerica Realty Corporation, Carr Realty, L.P., Security Capital U.S. Realty and Security Capital Holdings S.A.

Exhibit 13 Joint Filing Agreement, dated as of July 28, 2000, between Security Capital U.S. Realty and Security Capital Holdings S.A.

Exhibit 14.1 Transaction Agreement, dated as of September 26, 2000, among Security Capital Group Incorporated, SC Realty Incorporated and Security Capital U.S. Realty (incorporated by reference to Exhibit
              10.1 to the Current Report on Form 8-K filed by Security Capital Group Incorporated on September 26, 2000).

Exhibit 14.2 Letter Agreement, dated July 28, 2000, among Security Capital Group Incorporated, CarrAmerica Realty Corporation and Carr Realty, L.P.




                                  7 of 10 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          SECURITY CAPITAL U.S. REALTY


                                          By: /s/ Laura L. Hamilton
                                              -------------------------
                                              Name:   Laura L. Hamilton
                                              Title:  Vice President


                                          SECURITY CAPITAL HOLDINGS S.A.


                                          By: /s/ Laura L. Hamilton
                                              --------------------------
                                              Name:   Laura L. Hamilton
                                              Title:  Vice President

     September 27, 2000





                                  8 of 10 Pages

                                  EXHIBIT INDEX

Exhibit                  Description

   1 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Security Capital U.S. Realty and of Security Capital Holdings S.A.

   2* Stock Purchase Agreement, dated as of November 5, 1995, by and among Carr Realty Corporation, Security Capital U.S. Realty and Security Capital Holdings S.A. (incorporated by reference to Exhibit 5.1 of Carr Realty Corporation's Current Report on Form 8-K dated November 6, 1995).

  2.1* Amendment No. 1 to the Stock Purchase Agreement, dated as of April 29, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

  2.2* Stockholders Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Carr Realty, L.P., Security Capital Holdings S.A. and Security Capital U.S. Realty.

  2.3* Registration Rights Agreement, dated as of April 30, 1996, by and among Carr Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

   3* Subscription Agreement, dated as of July 17, 1996, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

   4* Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security Capital Holdings S.A., Commerzbank Aktiengesellschaft, as arranger and collateral agent, Commerzbank International S.A., as administrative agent and the financial institutions listed in Schedule 1 thereto (incorporated by reference to Exhibit 4 of the Schedule 13D, dated June 21, 1996, filed jointly by Security Capital U.S. Realty and Security Capital Holdings S.A. with respect to the common stock of Regency Realty Corporation).

   5* Subscription Agreement, dated as of November 21, 1996, by and among CarrAmerica Realty Corporation, Security Capital Holdings


-------------------
* Previously filed.


                                  9 of 10 Pages

           S.A. and Security Capital U.S. Realty.

   6* Subscription Agreement, dated as of December 19, 1996, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

   7* Subscription Agreement, dated as of January 31, 1997, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

   8* Subscription Agreement, dated as of April 14, 1997, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

   9* Subscription Agreement, dated as of December 18, 1997, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

  10* Subscription Agreement, dated as of April 2, 1998, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

  11* Subscription Agreement, dated as of April 23, 1998, by and among CarrAmerica Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.

  12* Letter Agreement, dated July 28, 2000, among CarrAmerica Realty Corporation, Carr Realty, L.P., Security Capital U.S. Realty and Security Capital Holdings S.A.

  13* Joint Filing Agreement, dated as of July 28, 2000, between Security Capital U.S. Realty and Security Capital Holdings S.A.

  14.1 Transaction Agreement, dated as of September 26, 2000, among Security Capital Group Incorporated, SC Realty Incorporated and Security Capital U.S. Realty (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Security Capital Group Incorporated on September 26, 2000).

  14.2 Letter Agreement, dated July 28, 2000, among Security Capital Group Incorporated, CarrAmerica Realty Corporation and Carr Realty, L.P.


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* Previously filed.


                                 10 of 10 Pages